Bioenvision, Inc.
                          509 Madison Avenue, Suite 404
                            New York, New York 10022


June 7, 2004

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Bioenvision, Inc..
        Request to Withdraw Post-Effective Amendment and Post-Effective Amendment #2 to Registration
        Statement on Form S-3 to Form SB-2  (File No. 333-97443)

Ladies and Gentlemen:


Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Bioenvision, Inc. a Delaware corporation (the "Registrant"), respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw (i) the Post-Effective Amendment to Registration Statement on Form S-3 to Form SB-2 together with all exhibits, filed with the Commission on January 12, 2004 (the "Post-Effective Amendment #1") (File No. 333-97443) and
(ii) the Post-Effective Amendment No.2 to Registration Statement on Form S-3 to Form SB-2 together with all exhibits, filed with the Commission on April 2, 2004 (the "Post-Effective Amendment #2") (File No. 333-97443). Neither the Post-Effective Amendment #1 nor the Post-Effective Amendment #2 have been declared effective by the Staff.

We are requesting the withdrawal of the Post-Effective Amendment #1 and the Post Effective Amendment #2 per the suggestion of the Commission. No securities were sold in connection with either the Post-Effective Amendment #1 or the Post-Effective Amendment #2. The Post Effective Amendment #2 was converted into a Registration Statement on Form SB-2 (File No. 333-115816), which was filed with the Commission on May 24, 2004.

Please direct any questions you have regarding Registrant's request to withdraw the Post-Effective Amendment #1 and the Post-Effective Amendment #2 to David Luci at (212) 750-6660 or to Kristen Dunker, counsel of the Registrant, at (212) 318-6467 or via email at kristendunker@paulhastings.com.


Sincerely,


/s/ David P. Luci


David P. Luci
Director of Finance and General Counsel
Bioenvision, Inc.